Exhibit 99.1

SIGMA LITHIUM CORPORATION

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG Auditores Independentes Ltda.

AND TO:	Grant Thornton Auditores Independentes Ltda.

AND TO:	Ontario Securities Commission (Principal Regulator) British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories Office of the

Superintendent of Securities, Nunavut

Office of the Yukon Superintendent of Securities

Sigma Lithium Corporation (the “Company”) hereby provides notice pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the change of its auditor from KPMG Auditores Independentes Ltda. (the “Former Auditors”) to Grant Thornton Auditores Independentes Ltda. (the “Successor Auditors”). In accordance with NI 51-102, the Company hereby states that:

(i)	the Former Auditors were not proposed for re-appointment at the annual and special meeting of shareholders of the Company held on July 9, 2024 and were therefore terminated for the purposes of NI 51-102;

(ii)	The termination of the Former Auditors and the appointment of the Successor Auditors has been considered and was approved by the Company’s audit committee and board of directors;

(iii)	During the term of the Former Auditors’ appointment as Auditors for the Company, the Former Auditors did not deliver an audit report to the Company’s board of directors which contained a modified opinion; and

(iv)	There have been no “reportable events” as that term is defined in NI 51-102.

Dated July 10, 2024.

SIGMA LITHIUM CORPORATION

“Ana Cristina Cabral”	“Caio Araujo”
Ana Cristina Cabral	Caio Araujo
Chief Executive Officer	Chief Financial Officer

DocuSign

Certificado de Conclusão

Identificação de envelope: 8016EEEB737042C092877B5CA1E95CC1		Status: Concluído
Assunto: Complete com o Docusign: Sigma Lithium Corporation - Notice of change of auditors 2024		
Envelope fonte:		
Documentar páginas: 1	Assinaturas: 2	Remetente do envelope:
Certificar páginas: 8	Rubrica: 0	Legal Sigma
Assinatura guiada: Ativado		, 01407200
Selo com EnvelopeId (ID do envelope): Ativado		legal@sigmalithium.com.br
Fuso horário: (UTC) Dublin, Edimburgo, Lisboa, Londres		Endereço IP: 177.145.82.31

Rastreamento de registros

Status: Original 11/07/2024 00:27:43	Portador: Legal Sigma legal@sigmalithium.com.br	Local: DocuSign

Eventos do signatário

Eventos do signatário	Assinatura	Registro de hora e data
Ana Cabral anacg-approvals@sigmalithium.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma)	 Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 177.174.116.109 Assinado com o uso do celular	Enviado: 11/07/2024 00:30:36 Visualizado: 11/07/2024 20:29:58 Assinado: 11/07/2024 20:30:03

Termos de Assinatura e Registro Eletrônico:
Aceito: 24/05/2023 23:55:51
ID: e01d7ba4-684b-4f22-805c-53209039b229

Eventos do signatário	Assinatura	Registro de hora e data
Caio Araujo caio.araujo@sigmalithium.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma)	 Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 200.206.57.18	Enviado: 11/07/2024 00:30:36 Visualizado: 11/07/2024 15:41:40 Assinado: 11/07/2024 15:41:48

Termos de Assinatura e Registro Eletrônico:
Aceito: 11/07/2024 15:41:40
ID: 4840e29a-ff1f-4432-8e07-1e0ce10c34c0

Eventos do signatário presencial	Assinatura	Registro de hora e data

Eventos de entrega do editor	Status	Registro de hora e data

Evento de entrega do agente	Status	Registro de hora e data

Eventos de entrega intermediários	Status	Registro de hora e data

Eventos de entrega certificados	Status	Registro de hora e data

Eventos de cópia	Status	Registro de hora e data
Isabella Pina isabella.pina@sigmalithium.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma)	**Copiado**	Enviado: 11/07/2024 00:30:36 Visualizado: 11/07/2024 20:31:16

Termos de Assinatura e Registro Eletrônico:
Não oferecido através do DocuSign

Eventos de cópia	Status	Registro de hora e data
Paula Lacava paula.lacava@sigmalithium.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma) **Termos de Assinatura e Registro Eletrônico:** Não oferecido através do DocuSign	**Copiado**	Enviado: 11/07/2024 00:30:37

Eventos com testemunhas	Assinatura	Registro de hora e data

Eventos do tabelião	Assinatura	Registro de hora e data

Eventos de resumo do envelope	Status	Carimbo de data/hora
Envelope enviado	Com hash/criptografado	11/07/2024 00:30:37
Entrega certificada	Segurança verificada	11/07/2024 15:41:40
Assinatura concluída	Segurança verificada	11/07/2024 15:41:48
Concluído	Segurança verificada	11/07/2024 20:30:03

Eventos de pagamento	Status	Carimbo de data/hora

Termos de Assinatura e Registro Eletrônico

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, Roberto Coelho (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Termos de Assinatura e Registro Eletrônico criado em: 24/04/2023 17:47:56 Partes concordam em: Ana Cabral

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact Roberto Coelho: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: legal@sigmaca.com To advise Roberto Coelho of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at legal@sigmaca.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from Roberto Coelho To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to legal@sigmaca.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any. To withdraw your consent with Roberto Coelho To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may; ii. send us an email to legal@sigmaca.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.. Required hardware and software The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements. Acknowledging your access and consent to receive and sign documents electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: You can access and read this Electronic Record and Signature Disclosure; and You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and Until or unless you notify Roberto Coelho as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by Roberto Coelho during the course of your relationship with Roberto Coelho.

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, Sigma Lithium Corporation (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Termos de Assinatura e Registro Eletrônico criado em: 29/05/2024 16:28:20 Partes concordam em: Caio Araujo

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact Sigma Lithium Corporation: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To advise Sigma Lithium Corporation of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at and in the body of such request you must state: your previous email address, your new email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from Sigma Lithium Corporation To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to and in the body of such request you must state your email address, full name, mailing address, and telephone number. To withdraw your consent with Sigma Lithium Corporation To inform us that you no longer wish to receive future notices and disclosures in electronic format you may: i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an email to and in the body of such request you must state your email, full name, mailing address, and telephone number. . . Required hardware and software The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements. Acknowledging your access and consent to receive and sign documents electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: You can access and read this Electronic Record and Signature Disclosure; and You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and Until or unless you notify Sigma Lithium Corporation as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by Sigma Lithium Corporation during the course of your relationship with Sigma Lithium Corporation.